February 10, 2025

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Energous Corporation
Registration Statement on Form S-3
Filed December 13, 2024
File No. 333-283819

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Energous Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”), as amended by Pre-Effective Amendment No. 1 to the Registration Statement filed on January 31, 2025, be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Wednesday, February 12, 2025, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

By:	/s/ Mallorie Burak
Mallorie Burak
Chief Executive Officer and Chief Financial Officer